Mail Stop 4561

August 13, 2007

VIA U.S. MAIL AND FAX (312) 573-5678

Ben W. Perks
Chief Financial Officer
Navigant Consulting, Inc.
615 N. Wabash Avenue
Chicago, IL 60611

>   **Re: Navigant Consulting, Inc.**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2006**
>   **Filed March 1, 2007**
>   **File No. 001-12173**

Dear Mr. Perks:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Branch Chief